Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670 khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Third Quarter 2010 Financial Results

Net spread, which is the margin earned on our leased assets, was $171.8 million for the third quarter of 2010, an increase of 50% over third quarter 2009

Amsterdam, Netherlands; November 5, 2010 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•                  Third quarter 2010 basic and diluted earnings per share were $0.43, compared with $0.42 for the same period in 2009. Third quarter 2010 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.51, compared with $0.46 in the third quarter 2009 on the same basis.

•                  Third quarter 2010 net income was $51.9 million, compared with net income of $35.5 million for the same period in 2009. Third quarter 2010 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $61.1 million, compared with $39.2 million in the third quarter 2009 on the same basis.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $171.8 million in the third quarter of 2010 compared to $114.6 million in the third quarter of 2009, an increase of 50%. This measure reflects the increase in leasing income and excludes income derived from the sale of aircraft.

•                  Basic lease rents for the third quarter of 2010 were $233.9 million, compared to $142.4 million for the same period in 2009, an increase of 64%. Total lease revenue (basic rents, maintenance rents and end-of-lease compensation) for the third quarter of 2010 was $254.0 million, compared to $153.8 million for the same period in 2009, an increase of 65%.

•                  Sales revenue for the third quarter 2010 was $218.2 million, compared to $49.0 million for the same period in 2009, and was generated from the sale of three aircraft, five engines and parts inventory.

•                  Total revenue for the third quarter of 2010 was $478.1 million, compared to $212.5 million for the same period in 2009. The increase was mainly due to the increase in sales revenue and an increase in lease revenue which was primarily driven by the all-share acquisition of Genesis Lease Limited (“the Genesis Transaction”) which occurred in March 2010 and the deliveries of forward order aircraft.

•                  Total assets were $9.3 billion at September 30, 2010, an increase of 46% over total assets of $6.4 billion at September 30, 2009. The Genesis Transaction accounted for $1.5 billion of the increase in total assets.  The remaining $1.4 billion increase was driven primarily by deliveries of forward order aircraft.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2010 are $2.5 billion, of which $2.4 billion closed in the nine month period ended September 30, 2010.

Klaus Heinemann, CEO of AerCap, commented: “The end of the third quarter 2010 marks the completion of the largest expansion program in AerCap’s history. Lease assets increased by 67% to $7.97 billion compared to the end of the same quarter last year. This growth was achieved with solid equity support. AerCap’s total equity reached $1.98 billion by quarter end, and we were able to achieve this without dilution of earnings per share.  Third quarter earnings per share were 51 cents on an adjusted basis compared to 46 cents for the same quarter last year.  This strong financial performance coupled with the recent addition of Waha Leasing to the AerCap family positions the Company for continued long term success.”

AerCap’s CFO, Keith Helming, said: “The 125% increase in total revenue, 50% growth in net spread and the consequent 46% increase in net income in the third quarter 2010 compared to the same period in 2009 further underlines our ability to deliver profitable growth.  The increase in these key metrics was mainly due to the completion of the Genesis Transaction and the deliveries of our forward order aircraft.  In addition, our liquidity position continues to be strong as demonstrated by the $520 million of cash on hand at the end of September.”

Summary of Financial Results

The Genesis Transaction which was completed on March 25, 2010 is fully reflected in all AerCap Holdings N.V. second and third quarter 2010 consolidated financial statements. The Genesis Transaction was not included in the AerCap Holdings N.V. first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) other than one line item reflecting a $0.3 million amalgamation gain (net of transaction expenses and tax). The impact of the Genesis Transaction was also reflected in one line item in the AerCap Holdings N.V. first quarter 2010 consolidated cash flow statement (purchase of subsidiaries, net of cash acquired).

AerCap recorded third quarter 2010 net income of $51.9 million or $0.43 earnings per basic and diluted share. Third quarter 2010 net income included net charges relating to mark-to-market of interest rate caps and share-based compensation of $9.2 million or $0.08 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $9.0 million reflecting changes in forecasted interest rates. The after-tax charge from share-based compensation was $0.2 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Revenues	$478.1	$212.5	125%	$1,436.8	$715.7	101%
Net income	51.9	35.5	46%	135.1	122.0	11%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	61.1	39.2	56%	167.4	109.9	52%

Total revenue in the third quarter of 2010 increased 125% compared to the third quarter of 2009. This increase resulted primarily from an increase in sales revenue and basic lease rents driven by the additional aircraft acquired in the Genesis Transaction and the deliveries of forward order aircraft. For similar reasons, net income excluding the impact of mark-to-market of interest rate caps and share-based compensation increased by 56%.

Revenue breakdown

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Lease revenue:
Basic lease rents	$233.9	$142.4	64%	$633.2	$425.2	49%
Maintenance rents	20.1	10.4	93%	56.8	49.9	14%
End-of-lease compensation and other receipts	—	1.0	(100)%	—	9.7	(100)%
Lease revenue	$254.0	$153.8	65%	$690.0	$484.8	42%
Sales revenue	218.2	49.0	345%	728.8	208.9	249%
Management fees and interest income	3.8	5.3	(28)%	11.7	17.0	(31)%
Other revenue	2.1	4.4	(52)%	6.3	4.9	29%
Total revenue	$478.1	$212.5	125%	$1,436.8	$715.6	101%

Basic lease rents were $233.9 million for the third quarter of 2010, an increase of 64% compared to the third quarter of 2009, as a result of our growing asset base. Our average lease assets increased by 70% to $7.8 billion compared to the third quarter of 2009. As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $62.1 million in the third quarter of 2010, an increase of $34.3 million over the same period in 2009. The increase was primarily driven by the Genesis Transaction ($15.0 million) and the increase in our lease portfolio from the delivery of forward order aircraft. As a result, net spread increased 50% to $171.8 million in the third quarter of 2010 over the same period in 2009.

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Basic lease rents	$233.9	$142.4	64%	$633.2	$425.2	49%

Interest on debt	$75.1	$32.8	129%	$202.1	$68.3	196%
Plus: mark-to-market of interest rate caps	(13.0)	(5.0)	160%	(47.6)	17.2	(377)%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$62.1	$27.8	123%	$154.5	$85.5	81%
Net Spread	$171.8	$114.6	50%*	$478.7	$339.7	41%

* The increase in net spread is lower than the increase in basic lease rents as a result of the delivery of new forward order aircraft and the Genesis Transaction. For new aircraft, the net spread is lower at the start of the lease because of higher interest expenses resulting from a higher loan to value.

Effective tax rate

AerCap’s blended effective tax rate during the nine month period ended September 30, 2010 was 9.0% (charge), consisting of 9.3% (charge) for AerCap’s aircraft business and 29.8% (income) for AerCap’s engine and parts business. The blended effective tax rate in 2009 was 1.9% (charge). The blended effective tax rate in any year is impacted by the source and the amount of earnings among AerCap’s different tax jurisdictions.  The increase in the 2010 blended tax rate as compared to 2009 is the result of having more earnings generated from higher tax rate jurisdictions.

Financial position

			% Increase
			over
	September 30,	September 30,	September 30,
	2010	2009	2009

Total cash (incl. restricted)	$519.7	$324.4	60%
Flight equipment held for lease	7,974.1	4,761.9	67%
Total assets	9,338.6	6,417.6	46%
Total liabilities	7,358.1	5,082.9	45%
Total equity	1,980.5	1,334.8	48%

As of September 30, 2010, AerCap’s portfolio consisted of 324 aircraft and 83 engines that were either owned, on order, under contract or letter of intent, or managed. This includes aircraft that AerCap added through the Genesis Transaction in March 2010.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three and nine month periods ended September 30, 2010 and 2009:

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Net income	$51.9	$35.5	46%	$135.1	$122.0	11%
Plus: mark-to-market of interest rate caps, net of tax	9.0	3.0	(200)%	30.8	(14.5)	312%
share-based compensation, net of tax	0.2	0.7	(71)%	1.5	2.4	(38)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$61.1	$39.2	56%	$167.4	$109.9	52%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to third table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges.  We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities.  This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic lease rents for the three and nine month periods ended September 30, 2010 and 2009 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Friday, November 5, 2010 at 9:30 am Eastern Time / 2:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-866-239-0753 or (International) +31-20-713-2998 and referencing code 7436381 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations.”

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Friday, November 5, 2010, at 12:30 pm Eastern Time at The New York Palace (the Henry Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/Q310

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements.” In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	September 30, 2010		December 31, 2009	September 30, 2009

Assets
Cash and cash equivalents	$285,763		$182,617	$203,377
Restricted cash	233,954		140,746	121,067
Trade receivables, net of provisions	60,001		48,070	49,037
Flight equipment held for operating leases, net	7,974,109		5,230,437	4,761,918
Net investment in direct finance leases	28,170		34,532	34,069
Notes receivables, net of provisions	7,939		138,488	141,628
Prepayments on flight equipment	197,616		527,666	632,333
Investments	30,774		21,031	20,367
Goodwill	6,776		6,776	6,776
Intangibles, net	64,568		31,399	34,602
Inventory	119,097		102,538	108,444
Derivative assets	23,981		44,866	38,572
Deferred income taxes	102,117		80,098	80,463
Other assets	203,715		180,237	184,975
Total Assets	$9,338,580		$6,769,501	$6,417,628

Liabilities and Equity

Accounts payable	$17,516		$11,832	$16,004
Accrued expenses and other liabilities	98,149		80,399	77,591
Accrued maintenance liability	400,461		228,006	216,345
Lessee deposit liability	138,316		126,093	113,025
Debt	6,562,293	*	4,846,664	4,593,268
Accrual for onerous contracts	10,917		22,363	24,378
Deferred revenue	66,106		33,011	33,479
Derivative liabilities	64,302		7,801	8,783
Total liabilities	7,358,060		5,356,169	5,082,873

Share capital	1,163		699	699
Additional paid-in capital	968,724		593,133	592,133
Accumulated other comprehensive income (loss)	(470)		—	—
Retained earnings	799,309		664,177	621,012
Total AerCap Holdings N.V. shareholders’ equity	1,768,726		1,258,009	1,213,844
Non-controlling interest	211,794		155,323	120,911
Total Equity	1,980,520		1,413,332	1,334,755

Total Liabilities and Equity	$9,338,580		$6,769,501	$6,417,628

* Includes $88.0 million of subordinated debt received from our joint venture partners

Supplemental information	September 30, 2010	December 31, 2009	September 30, 2009
Debt/equity ratio	3.3	3.4	3.4
Debt/equity ratio (adjusted for subordinated debt)	3.1	3.2	3.2

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues
Lease revenue	$254,008	$153,890	$690,013	$484,932
Sales revenue	218,194	49,012	728,779	208,608
Interest revenue	748	2,433	3,617	7,656
Management fee revenue	3,021	2,821	8,069	9,294
Other revenue	2,117	4,354	6,319	5,217
Total Revenues	478,088	212,510	1,436,797	715,707

Expenses
Depreciation	89,946	55,663	239,920	160,153
Asset impairment	2,761	382	5,482	21,332
Cost of goods sold	202,053	39,973	671,875	179,293
Interest on debt	75,144	32,844	202,075	68,319
Operating lease in costs	3,057	3,268	9,271	9,855
Leasing expenses	17,322	10,648	43,738	51,885
Provision for doubtful notes and accounts receivable	514	55	1,030	408
Selling, general and administrative expenses	21,710	27,806	86,488	82,796
Other expenses	—	1,900	—	1,900
Total Expenses	412,507	172,539	1,259,879	575,941

Income from continuing operations before income taxes	65,581	39,971	176,918	139,766

Provision for income taxes	(6,144)	(784)	(15,892)	(3,471)
Amalgamation gain, net of transaction expenses and tax	—	—	274	—

Net Income	59,437	39,187	161,300	136,295

Net (income) attributable to non-controlling interest	(7,559)	(3,735)	(26,168)	(14,293)

Net Income attributable to AerCap Holdings N.V.	$51,878	$35,452	$135,132	$122,002

Basic and diluted earnings per share	$0.43	$0.42	$1.25	$1.43

Weighted average shares outstanding - basic and diluted	119,386,445	85,036,957	107,936,616	85,036,957

* The increase of $42.3 million in interest on debt in the third quarter 2010 as compared to the third quarter 2009 was primarily driven by (i) a $8.1 million increase in the mark-to-market on interest rate caps, (ii) a $15.0 million increase from the Genesis Transaction and (iii) the increase in our lease portfolio from the delivery of our forward order aircraft. The same items were also the primary drivers for the increase in the nine month period ended September 30, 2010 as compared to the nine month period ended September 30, 2009.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income	59,437	39,187	161,300	136,295
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	89,945	55,663	239,919	160,153
Asset impairment	2,761	382	5,482	21,332
Amortisation of debt issuance cost	7,347	3,901	19,677	11,789
Amortisation of intangibles	5,930	3,294	16,092	12,499
Provision for doubtful notes and accounts receivable	563	587	920	940
Capitalised interest on pre-delivery payments	(155)	(225)	(468)	(934)
Gain on disposal of assets	(6,798)	21	(36,050)	1,039
Mark-to-market of non-hedged derivatives	(5,931)	3,862	35,905	(15,642)
Deferred taxes	6,007	724	14,292	1,863
Share-based compensation	99	912	1,656	2,910
Changes in assets and liabilities			—
Trade receivables and notes receivable, net	(9,459)	(11,378)	(3,308)	(5,850)
Inventories	2,885	35,867	11,761	33,146
Other assets and derivative assets	2,120	(3,791)	(5,516)	(14,521)
Other liabilities	(13,298)	(26,865)	(26,850)	(63,627)
Deferred revenue	9,057	(3,326)	21,054	(1,442)
Net cash provided by operating activities	150,510	98,815	455,866	279,950

Purchase of flight equipment	(467,600)	(271,054)	(1,788,962)	(845,868)
Proceeds from sale/disposal of assets	167,862	1,891	593,625	80,243
Prepayments on flight equipment	(25,979)	(116,693)	(110,759)	(403,054)
Purchase of subsidiaries, net of cash acquired	—	—	70,618	—
Purchase of investments	—	—	(7,500)	—
Purchase of intangibles	—	—	(9,006)	—
Movement in restricted cash	12,508	7,117	(61,752)	(7,670)
Net cash used in investing activities	(313,209)	(378,739)	(1,313,736)	(1,176,349)

Issuance of debt	496,126	562,464	2,112,408	1,843,442
Repayment of debt	(327,805)	(313,149)	(1,213,445)	(1,081,578)
Debt issuance costs paid	(12,809)	(6,212)	(48,093)	(20,325)
Maintenance payments received	38,030	25,546	106,563	74,429
Maintenance payments returned	(5,843)	(8,011)	(28,567)	(33,620)
Security deposits received	7,971	9,222	24,892	32,287
Security deposits returned	(8,187)	(9,020)	(25,315)	(16,550)
Capital contributions from non-controlling interests	—	—	32,375	104,200
Net cash provided by financing activities	187,483	260,840	960,818	902,285

Net increase in cash and cash equivalents	24,784	(19,084)	102,948	5,886
Effect of exchange rate changes	723	4,038	198	3,928
Cash and cash equivalents at beginning of period	260,256	218,423	182,617	193,563
Cash and cash equivalents at end of period	285,763	203,377	285,763	203,377

Certain reclassifications have been made to prior years consolidated statements of cash flow to reflect the current year presentation.